UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021065

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2011
Washington, DC
110

SEC FILE NUMBER
8- 67124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Extension Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4015 Hillsboro Pike, Suite 214
(No. and Street)

Nashville	Tennessee	37215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Will Fitzgibbons 615-250-1596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550	Nashville	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Will Fitzgibbons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Extension Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

PATSY M. WILLIAMS
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY
My Commission Expires March 10, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXTENSION ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2010

EXTENSION ADVISORS, LLC

TABLE OF CONTENTS

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member of
Extension Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Extension Advisors, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extension Advisors, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 – 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 15, 2011

EXTENSION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets	
Cash and cash equivalents	$ 126,085
Accounts receivable	41,217
Prepaid expenses and other	716
Property and equipment, net of accumulated depreciation of $10,977	1,968
Total assets	$ 169,986
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 23,103
Total liabilities	23,103
Member's equity	146,883
Total liabilities and member's equity	$ 169,986

See accompanying notes.

EXTENSION ADVISORS, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2010

Revenues:	
Consulting income	$ 1,259,100
Other income	38,512
Total revenues	1,297,612
Expenses:	
Professional fees	1,078,607
Commissions paid to sole member	160,000
Rent	16,344
Regulatory expenses	11,909
Other	8,644
Travel	9,670
Employee benefits	6,959
Telephone	2,792
Depreciation	1,261
Total expenses	1,296,186
Net income	$ 1,426

See accompanying notes.

EXTENSION ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2010

Balance, beginning of year	$ 145,457
Net income	1,426
Balance, end of year	$ 146,883

See accompanying notes.

EXTENSION ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 1,426
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,261
Changes in operating assets and liabilities:	
Accounts receivable	(7,772)
Prepaid expenses and other	1,021
Accounts payable and accrued expenses	7,980
Net cash provided by operating activities	3,916
Cash and cash equivalents, beginning of year	122,169
Cash and cash equivalents, end of year	$ 126,085

See accompanying notes.

EXTENSION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Extension Advisors, LLC (the "Company") was formed effective March 22, 2004 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. It operates as a Tennessee limited liability company (LLC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances that at times may exceed federally insured limits. However, at December 31, 2010, cash balances were within federally insured limits.

Accounts receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2010.

Property and equipment

Property and equipment is recorded at cost. Depreciation is provided in amounts necessary to allocate the cost of the assets over their expected useful lives using the straight-line method.

Income taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on his personal tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events

The Company evaluated subsequent events through February 15, 2011, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consists of the following:

Furniture and fixtures	$ 6,844
Computer equipment	6,101
	12,945
Less: Accumulated depreciation	(10,977)
	$ 1,968

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2010.

NOTE 5 – CONSULTING INCOME

Consulting income is comprised of advisory fees in merger and acquisition transactions. Consulting engagements typically require nonrefundable retainers with additional fees receivable upon the completion of a transaction.

NOTE 6 – COMMISSION PAYMENTS TO MEMBER

The Company paid fees of $160,000 to its sole member during 2010. Commission payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of Company net income.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $102,982, which was $97,982 in excess of its required net capital of $5,000.

EXTENSION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2010

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

For the year ended December 31, 2010 the Company generated 74% of its total revenue from one customer.

SUPPLEMENTARY INFORMATION

EXTENSION ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Schedule I

Computation of basic net capital requirement:

Net worth per financial statement	$ 146,883
Total nonallowable assets	(43,901)
Net capital	$ 102,982
Minimum net capital requirement	$ 1,540
Minimum dollar net capital requirement of reporting broker	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 97,982
Net capital less 120% of minimum dollar net capital requirement of reporting broker	$ 96,982

EXTENSION ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

EXTENSION ADVISORS, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

EXTENSION ADVISORS, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2010

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2010 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

EXTENSION ADVISORS, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2010

Not Applicable

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Extension Advisors, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Extension Advisors, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier, Dean & Howard, PLLC

February 15, 2011

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Extension Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Extension Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Extension Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Extension Advisors, LLC's management is responsible for Extension Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries (check register), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T in related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Extension Advisors LLC
4015 Hillsboro Pike, Suite 214
Nashville, TN 37215

067124 FINRA December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Will Fitzgibbon (615) 250-1596

2. A. General Assessment (item 2e from page 2)		$ 3,244
B. Less payment made with SIPC-6 filed (exclude interest) 7-30-10 Date Paid		(585)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,659
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,659
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,659	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Extension Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Member
(Title)

Dated the 22nd day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,297,612
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,297,612
2e. General Assessment @ .0025	$3,244
	(to page 1, line 2.A.)